UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Equity Growth Systems, inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294698105
(CUSIP Number)

Charles J. Scimeca 8001 DeSoto Woods Drive; Sarasota, Florida 34243;
941-358-8182
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
SCHEDULE 13D

CUSIP No.   294698105

NAME OF REPORTING PERSON Blue Lake Capital Corp.
S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON    65-0703836

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

SEC USE ONLY

SOURCE OF FUNDS    PF

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION    Florida

NUMBER OF  SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

SOLE VOTING POWER     630,000

SHARED VOTING POWER

SOLE DISPOSITIVE POWER

SHARED DISPOSITIVE POWER

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,000 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%
TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT'
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1. Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
Common Stock        Equity Growth Systems, inc. 8001 DeSoto Woods Drive:
Sarasota, Florida 34243

Item 2 Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name;   Blue Lake Capital Corp.

(b) Residence or business address; 902 Clint Moore Road, Suite 136; Boca Raton, Florida 33487

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Company engaged in provision of diversified consulting to other corporations

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; Not Applicable

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and Not Applicable

(f) Citizenship     Florida

Item 3. Source And Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.
Funds borrowed from stockholders: Michelle Tucker.
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
Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; Not Applicable

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; Not Applicable

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; Not Applicable

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; Not Applicable

(e) Any material change in the present capitalization or dividend policy of the issuer; Not Applicable

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 1 of the Investment Company Act of 1940; Not Applicable

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Not Applicable

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; Not Applicable

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section l(g)(4) of the Act; or Not Applicable

(j) Any action similar to any of those enumerated above.   Not Applicable

Item 5. Interest in Securities of the Issuer
(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
Section 13(d)(3) of the Act; 630,000 10.5%

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared; sole voting power 630,000

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filling on Schedule 13D (240. 13d-191), whichever is less, by the persons named in response to paragraph (a) None other than as disclosed in this filing.

Instruction. The description of a transaction required by Item 5(c) shall includ e, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction;
(3) the amount of securities involved; (4) the price per share or unit; and
(5) where and how the transaction was effected.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. Not Applicable

(e) If applicable state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Not Applicable

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3 ( d ) (1)and the note thereto.
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
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included. None other than as incorporated by reference to the current report on Form 10-QSB filed on December 17, 1998.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits copies of written agreements relating to the filing of joint acquisition statements as required by Rule 131-l(f) (5940.13d-l(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mailer as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6. None other than as incorporated by reference to the current report on Form 10-QSB filed on December 17, 1998.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 17, 1999

Signature:     /s/ Michelle Tucker /s/

Name/Title    Michelle Tucker, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or genera] partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See If U.S.C. 1001)